600-750 Cambie Street Vancouver, BC V6B 0A2 Tel: 604.699.4880 Fax: 604.681.3067

August 14, 2009

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission TSXV

Dear Sirs:

Re:          Levon Resources Ltd.
Annual & Special Meeting

We confirm that the following material was sent by pre-paid mail on August 14, 2009, to registered common shareholder of August 11, 2009 of the above Corporation:

A.           Notice of Meeting & Information Circular
B.           Form of Proxy
C.           2009 NI 51 - 102 Return Card
D.           Return Envelope

We further confirm that copies of the abovementioned material were sent by the corporation to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for Levon Resources Ltd..

Yours truly,
VALIANT TRUST COMPANY

"Christabelle Zhang"

Assistant Account Manager
Client Services

Offices in Calgary and Vancouver